UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Ansell Limited

(Name of Subject Company (Issuer))

Ansell Limited (Issuer)

(Name of Filing Person (Identifying status as offeror, issuer or other person))

Ordinary Shares

American Depositary Shares*

(Title of Class of Securities)

*	Evidenced by American Depositary Receipts, each American Depositary Share representing four (4) Ordinary Shares.

694185109 (Ordinary Shares)

03634M109 (American Depositary Receipts)

(CUSIP Number of Class of Securities)

William G. Reilly, Esq.

Senior Vice President & General Counsel

200 Schulz Drive

Red Bank, NJ 07701

Telephone: (732) 345-5947

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Nanette W. Mantell, Esq.

Reed Smith LLP

136 Main Street

Princeton, NJ 08540

Telephone: (609) 514-8542

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$112,142,500	$14,208.45***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to Australian $155,000,000 worth of ordinary shares (US $112,142,500) of Ansell Limited at a maximum purchase price of Australian $9.20 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

***	Filing Fee previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,208.45

Form or Registration No.: Schedule TO

Filing Party: Ansell Limited

Date Filed: October 14, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Introduction

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Ansell Limited, a company organized under the laws of Victoria, Australia (“Ansell”), with the Securities and Exchange Commission on October 14, 2004, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on October 19, 2004 and Amendment No. 2 to the Schedule TO filed with the SEC on November 5, 2004 (collectively, the “Schedule TO”) in connection with Ansell’s offer to purchase, or buy-back, up to an aggregate of $155,000,000 (Australian, or AU) worth of ordinary shares, or Ordinary Shares, at a price between AU $9.20 and AU $8.70 per Ordinary Share (subject to withholding taxes, as applicable), in cash, without interest upon the terms of, and subject to the conditions to, the Offer to Purchase, dated October 14, 2004 (the “Offer to Purchase”) and the related Share Acceptance Form – Issuer Sponsored Holders, Share Acceptance Form – CHESS Holders, Withdrawal/Amendment Form for Ordinary Shares, Letter of Transmittal – American Depositary Shares and the Withdrawal/Amendment Form – American Depositary Shares (which collectively, as amended or supplemented from time to time, constitute the “offer”). The final purchase price of AU $9.20 per Ordinary Share was announced following the close of trading on the Australian Stock Exchange, or ASX, on Tuesday, November 9, 2004.

This Amendment No. 3 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

The information contained in the Schedule TO and in the Offer to Purchase and the related Share Acceptance Form – Issuer Sponsored Holders, Share Acceptance Form – CHESS Holders, Withdrawal/Amendment Form for Ordinary Shares, Letter of Transmittal – American Depositary Shares and the Withdrawal/Amendment Form – American Depositary Shares, copies of which were previously filed as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii), (a)(1)(iv), (a)(1)(v) and (a)(1)(vi), respectively, are incorporated herein by reference in response to all the items of this Amendment No. 3 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used herein but not otherwise defined have the meaning given to those terms in the Offer to Purchase.

ITEMS 1, 4, 7 AND 11

Items 1, 4, 7 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

The Offer to Purchase is hereby amended by replacing the existing answer to the question on page 2, “How much are you offering to pay for the Ordinary Shares and ADSs?” in the Summary Term Sheet to read as follows:

•	“Based on the formula set forth in the Offer to Purchase, the purchase price to be paid for each Ordinary Share tendered and accepted in the offer has been fixed at AU $9.20.”

ITEMS 4 AND 11

Items 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“On November 9, 2004, Ansell announced that, based on the formula set forth in the Offer to Purchase, the purchase price to be paid for each Ordinary Share in the offer has been fixed at AU $9.20. The full text of Ansell Limited’s press release relating to the announcement of the purchase price is filed as Exhibit (a)(1)(viii) to its Schedule TO and is incorporated herein by reference.”

ITEM 12 EXHIBITS

Item 12 of the Schedule TO is hereby amended by adding the following Exhibit (a)(1)(viii):

(a)(1)(viii) Press Release of Ansell Limited, dated November 9, 2004, announcing purchase price.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ansell Limited

By:	/s/ David Graham
Name:	David Graham
Title:	General Manager – Finance & Treasury and Group Treasurer

Dated:	November 9, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated October 14, 2004*

(a)(1)(ii)	Share Acceptance Form – Issuer Sponsored Holders*

(a)(1)(iii)	Share Acceptance Form – CHESS Holders*

(a)(1)(iv)	Withdrawal/Amendment Form for Ordinary Shares*

(a)(1)(v)	Letter of Transmittal – American Depositary Shares*

(a)(1)(vi)	Withdrawal/Amendment Form – American Depositary Shares*

(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(viii)	Press Release of Ansell Limited, dated November 9, 2004, announcing purchase price.

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Letter from Ansell Limited, dated 14 October, 2004, notifying the Australian Stock Exchange Limited of the resolutions that were passed at the Annual General Meeting.*

(b)	None

(c)	Not Applicable

(d)(1)	Form of American Depositary Receipt for Ansell Ordinary Shares*

(d)(2)	Pacific Dunlop Executive Share Plan*

(d)(3)	Outline of Pacific Dunlop Employee Share Plan*

(d)(4)	Ansell Limited Stock Incentive Plan, dated July 1, 2002*

(e)	Not applicable

(f)	Not applicable

(g)	None

(h)	None

*	Previously filed.